Exhibit 99.60

GENERAL SECURITY AGREEMENT

THIS AGREEMENT made as of the 27th day of May, 2011.

BETWEEN:

TIMMINS GOLD CORP., a corporation existing under the laws of British Columbia

(together with its successors and permitted assigns, the “Debtor”)

AND:

SPROTT RESOURCE LENDING PARTNERSHIP, in its capacity as the administrative agent on behalf of the Finance Parties (as defined in the Credit Agreement defined below).

(together with its successors and permitted assigns, the “Administrative Agent” or the “Secured Party”)

WHEREAS:

A.        The Debtor has entered into a credit agreement dated May 27th, 2011 among the Debtor, the Administrative Agent and the Original Lenders (as defined therein) (as amended, supplemented, restated or otherwise modified from time to time, the “Credit Agreement”); and

B.         Pursuant to the terms and conditions of the Credit Agreement, the Debtor has agreed to provide in favour of the Secured Party a security interest in respect of the Collateral (as hereinafter defined), as security for repayment of its Secured Obligations (as hereinafter defined).

NOW THEREFORE IN CONSIDERATION of the premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Debtor hereby agrees with the Secured Party, as follows:

ARTICLE 1
INTERPRETATION

1.1         Incorporation of Recitals; Defined Terms

The foregoing recitals are incorporated herein by this reference. All capitalized terms which are used herein which are not otherwise defined herein shall have the respective meanings ascribed thereto in the Credit Agreement. In this Agreement or any amendment hereto, unless the context clearly indicates to the contrary:

“Collateral” means all present and after acquired personal property and undertaking of the Debtor and any proceeds from the sale or other disposition thereof, all of which is further described in Section 2.1, but which specifically excludes the Excluded Collateral.

Any reference herein to “Collateral” shall, unless the context otherwise requires, be deemed a reference to “Collateral or any part thereof”.

“Excluded Collateral” has the meaning ascribed thereto in Section 2.4.

“PPSA” means the Personal Property Security Act (British Columbia), as amended from time to time, and any regulations thereto.

“Secured Obligations” means

(i)         the performance of all obligations for the payment and performance of all present and future indebtedness, liabilities and obligations of the Debtor to the Administrative Agent and/or the other Finance Parties, whether direct or indirect, absolute or contingent, liquidated or unliquidated, as principal or as surety, alone or with others, of whatsoever nature or kind, in any currency or otherwise, under or in respect of agreements or dealings between the Debtor and the Administrative Agent, and

(ii)         the full and punctual payment when due (whether at the Repayment Date or by acceleration or otherwise) of the principal, any interest, premium and/or fees, and all other amounts properly payable under, in connection with or relating to the Credit Agreement (in the currency denominated by the Credit Agreement), and/or any of the Security Documents or the enforcement thereof in accordance with the Credit Agreement, and such other Credit Documents.

“Security Interest” has the meaning ascribed thereto in Section 2.1.

1.2         Terms Defined By the PPSA

Unless there is something in the context or subject-matter inconsistent therewith, words and phrases not otherwise herein defined that are defined in the PPSA shall have the meanings ascribed thereto by the PPSA.

1.3         Other Usages

References to “this Agreement”, “hereof”, “herein”, “hereto” and like references refer to this General Security Agreement and the Schedules hereto, as the same may be amended, modified, supplemented or replaced from time to time, and not to any particular Article, Section or other subdivision of this Agreement. A reference in this Agreement to another agreement refers to that other agreement as it may be amended, modified, supplemented, restated or replaced from time to time. A reference in this Agreement to a statute refers to that statute as it may be amended and to any restated or successor legislation of comparable effect.

1.4         Number and Gender

Where the context so requires, the singular number shall include the plural, the plural the singular, and the use of any gender shall be applicable to all genders.

1.5         Headings

The insertion of headings in this Agreement is for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.6         Applicable Law and Attornment Clause

This Agreement and all documents delivered pursuant hereto shall be deemed to be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. The parties hereby attorn to the courts of the Province of British Columbia and agree that those courts shall have non-exclusive jurisdiction to determine all disputes relating to this Agreement.

1.7         Prohibited Provisions

Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity, illegality or unenforceability of any such provision by a court of competent jurisdiction shall not affect the validity, legality or enforceability of any other provision hereof or thereof.

1.8         Time of the Essence

Time shall in all respects be of the essence of this Agreement.

1.9         Schedules

Each and every one of the schedules which is referred to in this Agreement and attached to this Agreement shall form a part of this Agreement.

ARTICLE 2
SECURITY INTEREST

2.1         Grant of Security Interest and Description of Certain Collateral

As general and continuing collateral security for the due and timely payment and performance by the Debtor of the Secured Obligations and subject to Sections 2.3 and 2.4, the Debtor hereby mortgages, charges, pledges, assigns, transfers and sets over to the Secured Party, and grants to the Secured Party a general and continuing security interest (the “Security Interest”) in the Collateral, which shall include but not be limited to:

(a)	Accounts

all debts, accounts, claims, demands and moneys of every nature whatsoever which now are, or which may at any time hereafter be, due or owing to or owned by the Debtor, whether or not earned by performance including, without limitation, all intercompany loans and advances made by the Debtor to its affiliates; all investment property, mortgages, bills, notes, letters of credit and other documents now held or owned, or which may be hereafter taken, held or owned, by or on behalf of the Debtor, in respect of the said debts, accounts, claims, demands and moneys or any part thereof; and all books, documents and papers recording, evidencing or relating to the said debts, accounts, claims and moneys or any part thereof, all of which are herein called the “Accounts”;

(b)	Inventory

all inventory of whatever kind and wherever situate, including, without limitation, all goods or chattels now or hereafter forming the inventory of the Debtor, including, without limitation, all goods, merchandise, raw materials, work in process, finished goods, goods held for sale or resale or lease or that have been leased or that are to be, or have been, furnished under a contract of service, and goods used in or procured for packing or packaging, all of which are herein called the “Inventory”;

(c)	Equipment

all equipment now owned or hereafter acquired by the Debtor, including, without limitation, all machinery, fixtures, plant, tools, furniture, chattels, vehicles of any kind or description including, without limitation, motor vehicles, parts, accessories installed in or affixed or attached to any of the foregoing, all drawings, specifications, plans and manuals relating thereto, and any other tangible personal property which is not Inventory, all of which are herein called the “Equipment”;

(d)	Intangibles

all intangible property now owned or hereafter acquired by the Debtor and which is not Accounts including, without limitation, all contractual rights, warranties and indemnification rights and all licenses, insurance claims, goodwill, patents, trademarks, trade names, copyrights and other intellectual property of the Debtor and all other choses in action of the Debtor of every kind, whether due or owing at the present time or hereafter to become due or owing, all of which are herein called the “Intangibles”;

(e)	Documents of Title

any writing now or hereafter owned by the Debtor that purports to be issued by or addressed to a bailee and purports to cover such goods and chattels in the bailee’s possession as are identified or fungible portions of an identified mass, whether such goods and chattels are Inventory or Equipment, and which writing is treated in the ordinary course of business as establishing that the person in possession of such writing is entitled to receive, hold and dispose of the said writing and the goods and chattels it covers, and further, whether such writing is negotiable in form or otherwise, including bills of lading and warehouse receipts, all of which are herein called the “Documents of Title”;

(f)	Money

all money now or hereafter owned by the Debtor, all of which are herein called the “Money”;

(g)	Chattel Paper

all present and future agreements made between the Debtor as secured party and others which evidence both a monetary obligation and a security interest in or a lease of specific goods, all of which are herein called the “Chattel Paper”;

(h)	Instruments

all present and future bills, notes and cheques (as such are defined pursuant to the Bills of Exchange Act (Canada)) of the Debtor, and all other writings of the Debtor that evidence a right to the payment of money and are of a type that in the ordinary course of business are transferred by delivery without any necessary endorsement or assignment and all letters of credit and advices of credit of the Debtor provided that such letters of credit and advices of credit state that they must be surrendered upon claiming payment thereunder, all of which are herein called the “Instruments”;

(i)	Investment Property

all present and future investment property held by the Debtor, including shares, options, rights, warrants, joint venture interests, interests in limited partnerships, trust units, bonds, debentures and all other documents which constitute evidence of a share, participation or other interest of the Debtor in property or in an enterprise or which constitute evidence of an obligation of the issuer, all of which are herein called the “Investment Property”;

(j)	Documents

all documents, including, without limitation, all books, invoices, letters, papers and other records, in any form evidencing or relating to the Collateral, all of which are herein called the “Documents”;

(k)	Proceeds

all personal property in any form derived directly or indirectly from any dealing with the Collateral or the proceeds therefrom, including, without limitation, property that indemnifies or compensates for the expropriation, destruction or damage of the Collateral or the proceeds therefrom, any claims by the Debtor against third parties and any recoveries of the Debtor against third parties with respect to litigation or disputes involving the Collateral and any and all other amounts from time to time paid or payable under or in connection with any of the Collateral, upon disposition or otherwise, all of which are herein called the “Proceeds”;

(l)	Leaseholds

all leases in respect of personal property, now owned or hereafter acquired by the Debtor as tenant (whether oral or written) or any agreement therefor, all of which are herein called the “Leaseholds”; and

(m)	Undertaking

all present and after acquired personal property and undertaking of the Debtor not being Accounts, Inventory, Equipment, Intangibles, Documents of Title, Money, Chattel Paper, Instruments, Investment Property, Documents, Proceeds or Leaseholds all of which are herein called the “Undertaking”; and all increases, additions to and substitutions for and replacements of any items or part of Collateral and any item or part thereof.

2.2         Attachment of Security Interest

The parties hereby acknowledge that:

(a)	value has been given;

(b)	the Debtor has rights in the Collateral; and

(c)	the parties have not agreed to postpone the time for attachment of the Security Interest.

The parties further agree that the Security Interest is intended to attach to all Collateral in which the Debtor acquires an interest as a result of any amalgamation, arrangement or similar proceeding or otherwise.

2.3         Exception re: Leaseholds and Contractual Rights

The last day of the term of any lease or sublease in respect of any personal property or agreement therefor is specifically excepted from the security interest created by this Agreement, but the Debtor agrees to stand possessed of such last day in trust for such person as the Secured Party may direct and the Debtor shall assign and dispose thereof in accordance with such direction. To the extent that the security interest created by this Agreement in any contractual rights would constitute a breach or cause the acceleration of such contract, such security interest in such contract shall not be granted hereunder but the Debtor shall hold its interest therein in trust for the Secured Party, and shall grant a security interest in such contractual rights to the Secured Party forthwith upon obtaining the appropriate consents to the granting of said security interest.

2.4         Excluded Collateral

Notwithstanding any other clause in this Agreement, in no event shall consumer goods (as defined in the PPSA) form part of the Collateral (collectively, the “Excluded Collateral”).

ARTICLE 3
WARRANTIES AND COVENANTS OF THE DEBTOR

3.1         Warranties and Covenants

The Debtor hereby warrants, covenants and agrees with the Secured Party as follows:

(a)

The tangible Collateral is now and will at all times be located at the locations set out in Schedule “A” hereto, and subject to compliance with the Debtor’s covenants herein, the Debtor may, until default, possess, operate, collect, use and enjoy and deal with all the Collateral in any manner not inconsistent with any of the provisions hereof or the Credit Agreement.

(b)	The Debtor shall keep the Collateral in good condition and repair, reasonable wear and tear excepted.

(c)	The Debtor will not use or acquire for use any Collateral as consumer goods.

(d)	The Debtor has rights in the Collateral and the corporate power to grant the Security Interest hereunder, free and clear of any and all liens other than Permitted Liens.

(e)

As of the date hereof, no effective security agreement, financing statement, equivalent security or lien instrument covering all or any part of the Collateral is on file or of record in any public office in the Province of British Columbia or anywhere else, except such as may have been filed (by Debtor in favour of the Secured Party pursuant to this Agreement or the other Security Documents.

(f)

The Debtor shall take all reasonable action to defend the Collateral against the claims and demands of all other parties claiming the same or an interest therein; shall take all reasonable action to keep the Collateral free from all liens, except for the Security Interest, licences which are compulsory under federal or provincial legislation and Permitted Encumbrances; and shall not sell, exchange, transfer, assign, lease, license or otherwise dispose of any part of the Collateral, or attempt or contract to do so except, in each case, as permitted by the Credit Agreement and Section 4.1 hereof.

(g)

This Agreement is effective to create a valid security interest in, and upon the filing of the appropriate financing statement listed on Schedule “B” hereto, a perfected Security Interest in favour of the Secured Party in, the Collateral with respect to which a security interest may be perfected by filing a financing statement pursuant to the PPSA. As of the date hereof, the Security Interest ranks in priority to all other security interests in the Collateral. All action by the Debtor necessary to perfect the Security Interest in favour of the Secured Party in the Collateral has been duly taken, or will have been taken upon execution of this Agreement.

(h)	The Debtor shall notify the Secured Party promptly, in writing and in reasonable detail, of:

	(i)	any material change in the information contained herein or in the Schedules hereto relating to the Debtor, the Debtor’s business or the Collateral;

	(ii)	the details of any significant acquisition of Collateral;

	(iii)	any Lien granted, made or asserted against any of the Collateral, in respect of which the Debtor has actual knowledge; and

	(iv)	the details of any other event affecting the Debtor or the Collateral which could have a Material Adverse Effect in connection with or relating to the Debtor.

(i)

At any time and from time to time, upon the written request of the Secured Party and at the sole expense of the Debtor, the Debtor shall promptly and duly execute and deliver any and all such further instruments and documents and take such further actions as the Secured Party may reasonably deem necessary to obtain the full benefits of this Agreement and of the rights and powers herein granted to the Secured Party.

(j)

The Debtor does not directly own any interest in any real property other than the Leaseholds. The Debtor shall take all reasonable steps to prevent Collateral from being or becoming an accession to other property not covered by this Agreement.

(k)

The Debtor will keep or cause to be kept proper books of account and make or cause to be made therein true and complete entries of all of its dealings and transactions in relation to its business in accordance with GAAP, and at all times it will furnish or cause to be furnished to the Secured Party or its duly authorized agent or attorney such information relating to its operations as the Secured Party may reasonably require and such books of account shall during normal business hours be open for inspection by the Secured Party or such agent or attorney.

(l)	The Debtor shall deliver to the Secured Party from time to time as soon as practicable upon reasonable request:

	(i)	any documents of title, Instruments, Investment Property and Chattel Paper constituting, representing or relating to Collateral;

(ii)

copies of all books of account and all records, ledgers, reports, correspondence, schedules, documents, statements, lists and other writings relating to the Collateral for the purpose of inspecting, auditing or copying the same;

	(iii)	copies of all policies and certificates of insurance relating to the Collateral; and

	(iv)	such information concerning any part of the Collateral, the Debtor and the Debtor’s Affairs as the Secured Party may request, all in such detail as the Secured Party may specify.

All representations and warranties of the Debtor made in this Agreement for the benefit of the Secured Party are material and shall continue as long as any amounts are owing by the Debtor to the Lenders under the Credit Agreement.

3.2         Performance of Covenants by the Secured Party

The Secured Party may, in its sole discretion and upon reasonable notice to the Debtor, perform any covenant of the Debtor under this Agreement that the Debtor fails to perform and that the Secured Party is capable of performing, including any covenant the performance of which requires the payment of money, provided that the Secured Party will not be obligated to perform any such covenant on behalf of the Debtor and no such performance by the Secured Party will require the Secured Party further to perform the Debtor’s covenants or operate as a derogation of the rights and remedies of the Secured Party under this Agreement.

ARTICLE 4
ENFORCEMENT

4.1         Enforcement

Upon an Event of Default that is continuing as specified in the Credit Agreement, the Secured Party shall be entitled to enforce the security hereby constituted.

4.2         Remedies

Upon an Event of Default that is continuing in accordance with Section 4.1 above, the Secured Party shall have the following rights, powers and remedies as permitted by law:

(a)

to appoint any Person to be an agent or any Person to be a receiver, manager or receiver and manager (herein called the “Receiver”) of the Collateral and to remove any Receiver so appointed and to appoint another if the Secured Party so desires, it being agreed that any Receiver appointed pursuant to the provisions of this Agreement shall be deemed the agent of the Debtor and not the Secured Party and have all of the powers of the Secured Party hereunder, and in addition, shall have the power to carry on the business of the Debtor;

(b)	to enter onto any premises where any of the Collateral may be located;

(c)	to take possession of all or any part of the Collateral with power to exclude the Debtor, its agents and its servants therefrom;

(d)	to preserve, protect and maintain the Collateral and make such replacements thereof and additions thereto as the Secured Party shall deem advisable;

(e)

to sell, lease or dispose of all or any part of the Collateral whether by public or private sale or lease or otherwise and on any terms so long as every aspect of the disposition is commercially reasonable;

(f)

to notify the account debtors or obligors under any Accounts of the assignment of such Accounts to the Secured Party and to direct such account debtors or obligors to make payment of all amounts due or to become due to the Debtor thereunder directly to the Secured Party and to give valid and binding receipts and discharges therefor and in respect thereof and, upon such notification and at the expense of the Debtor, to enforce collection of any such Accounts, and to adjust, settle or compromise the amount or payment thereof, in the same manner and to the same extent as the Debtor might have done;

(g)	to enjoy and exercise all of the rights and remedies of a secured party under the PPSA;

(h)

if any amount payable under or in connection with any Collateral is or shall become evidenced by any Instrument, such Instrument, other than cheques and notes received in the ordinary course of business, shall be duly endorsed by the Debtor, if applicable and required, in a manner satisfactory to the Secured Party immediately upon the Secured Party’s receipt thereof; and

(i)

to commence, continue or defend proceedings in any court of competent jurisdiction in the name of the Secured Party, the Receiver or the Debtor for the purpose of exercising any of the rights, powers and remedies set out in this Section 4.2, including the institution of proceedings for the appointment of a Receiver of the Collateral.

4.3         Exercise of Rights by Agent

Upon an Event of Default that is continuing, the Secured Party may, either directly or through its agents or nominees, exercise any or all of the powers and rights given to a Receiver by virtue of Section 4.2 hereof.

4.4         Taking Possession of Collateral

Upon an Event of Default that is continuing, the Secured Party may take possession of, collect, demand, sue on, enforce, recover and receive Collateral in either the Debtor’s or the Secured Party’s name, and may endorse the Debtor’s name on any and all commercial paper, cheques and other Instruments pertaining to or constituting Collateral and give valid and binding receipts and discharges therefor and in respect thereof, and may sell, license, lease or otherwise dispose of any of the Collateral in such manner, at such time or times and place or places, for such consideration and upon such terms and conditions as to the Secured Party may seem reasonable.

4.5         Costs

The Debtor agrees to be liable for and to pay all costs, charges and expenses properly incurred by the Secured Party or any Receiver appointed by it, whether directly or for services rendered (including solicitors and auditors costs and other legal expenses and Receiver remuneration), in operating the Debtor’s accounts, in preparing or enforcing this Agreement, taking and maintaining custody of, preserving, repairing, processing, preparing for disposition and disposing of Collateral and in enforcing or collecting indebtedness and all such costs, charges and expenses shall be secured hereby.

4.6         Notice of Sale

The Secured Party will give the Debtor such notice, if any, of the date, time and place of any public sale or of the date after which any private disposition of Collateral is to be made as may be required by the PPSA or other applicable personal property security law.

4.7         Power of Attorney

The Debtor appoints any officer or director of the Secured Party that is continuing to be its attorney in accordance with applicable legislation with full power of substitution and to do on the Debtor’s behalf anything that is required to assign, license or transfer, and to record any assignment, license or transfer of the Collateral. The Debtor hereby authorizes the Secured Party to file such financing statements, financing change statements and other documents and do such acts, matters and things (including completing and adding schedules hereto identifying Collateral or any permitted liens affecting Collateral or identifying the locations at which the Debtor’s business is carried on and Collateral and records relating thereto are situate) as the Secured Party may deem appropriate or desirable to protect, preserve and/or perfect on an ongoing basis and continue the Security Interest as contemplated herein, to protect and preserve Collateral and to realize upon the Security Interest and the Debtor hereby irrevocably constitutes and appoints the Secured Party the true and lawful attorney of the Debtor, with full power of substitution, to do any of the foregoing in the name of the Debtor whenever and wherever it may be deemed necessary or expedient. This power of attorney, which is coupled with an interest, is irrevocable until the release or discharge of the Security Interest.

None of the Secured Party or its affiliates, officers, directors, employees, agents or representatives shall be responsible to the Debtor for any act or failure to act under any power of attorney or otherwise, except in respect of damages to the extent attributable to the gross negligence or wilful misconduct of the Secured Party or its affiliates, officers, directors, employees, agents or representatives.

4.8         Indulgences and Releases

Upon an Event of Default that is continuing, either the Secured Party or the Receiver may grant extensions and other indulgences, take and give up securities, accept compositions, grant releases and discharges, release any part of the Collateral to third parties and otherwise deal with the Debtor, debtors of the Debtor, sureties and others and with the Collateral and other security as the Secured Party or the Receiver may see fit without prejudice to the Secured Obligations or the right of the Secured Party and/or the Receiver to repossess, hold, collect and realize the Collateral.

4.9         Rights Cumulative

All rights and remedies of the Secured Party set out in this Agreement shall be cumulative and no right or remedy contained herein is intended to be exclusive but each shall be in addition to every other right or remedy contained herein or in any existing or future security document or now or hereafter existing at law or in equity or by statute. The taking of a judgment or judgments with respect to any of the Secured Obligations shall not operate as a merger of any of the covenants contained in this Agreement.

4.10         Discharge

The Debtor shall be entitled to a prompt release and discharge by the Secured Party of the security constituted by this Agreement upon full payment, performance and satisfaction of all Secured Obligations or the securing of the Secured Obligations to the satisfaction of the Secured Party, and upon written request by the Debtor and payment to the Secured Party of all costs, charges, expenses and legal fees and disbursements (on a solicitor and his own client basis) incurred by the Secured Party in connection with the Secured Obligations and such release and discharge.

ARTICLE 5
GENERAL

5.1         Waiver

No delay or omission by the Secured Party, at any time or times, to require strict performance by the Debtor of any provision of this Agreement shall waive, affect or diminish any right of the Secured Party thereafter to demand strict compliance and performance therewith. Any suspension or waiver of an Event of Default shall not suspend, waive or affect any other Event of Default, whether the same is prior or subsequent thereto and whether the same or of a different type.

5.2         Further Assurances

The Debtor hereby agrees to sign and deliver, or cause to be signed and delivered, to the Secured Party all such further and other deeds, documents, certificates, agreements and written instruments and to take all such further action as may, in the opinion of the Secured Party, be necessary for the purpose of better assuring to the Secured Party, perfecting or enforcing the security constituted hereby.

5.3         No Obligation to Advance

Neither the execution nor delivery of this Agreement shall obligate the Secured Party or any other Person to advance any moneys to the Debtor.

5.4         Execution and Delivery

This Agreement may be executed and delivered by the parties by facsimile or other electronic means and all such counterparts and facsimiles or reproductions shall together constitute one and the same agreement.

5.5         Notices

Unless otherwise specifically provided herein, any notice or other communication required or permitted to be given shall be in writing addressed to the respective party as set forth below and may be personally served, telecopied, emailed or sent by overnight courier service and shall be deemed to have been given if: (i) personally delivered, on the date of such delivery if such date is a Business Day and such delivery was made prior to 2:00 p.m. (Vancouver time), otherwise on the next Business Day and (ii) transmitted by facsimile, electronic mail or similar means of recorded communication, on the Business Day following the date of transmission. Notices shall state that they are intended to be notices in connection with this Agreement and shall be addressed as follows:

if to the Debtor:

Timmins Gold Corp.
Suite 520-609 Granville Street
Vancouver BC, V7Y 1G5
Canada

Attention: Chief Executive Officer
Facsimile: 604-682-4003

if to the Administrative Agent:

Sprott Resource Lending Partnership
Royal Bank Plaza, South Tower
200 Bay Street, Suite 2750
Toronto, Ontario
Canada

Attention: Chief Executive Officer
Facsimile: 416 977 7333

or to the other address as the party shall have previously designated by written notice to the serving party, given in accordance with this Section 5.5. A notice not given as provided above shall, if it is in writing, be deemed given if and when actually received by the party to whom given.

5.6         Successors and Assigns

This Agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns. The Debtor shall not be entitled to transfer or assign any of its rights or obligations hereunder.

5.7         Paramountcy

In the event of any conflict or inconsistency between the provisions of this Agreement and the provisions of the Credit Agreement, the provisions of the Credit Agreement shall prevail and be paramount.

5.8        Entire Agreement

This Agreement and the agreements referred to herein constitute the entire agreement between the parties hereto and supersede any prior agreements, undertakings, declarations, representations and undertakings, both written and oral, in respect of the subject matter hereof.

5.9         Acknowledgement

The Debtor hereby acknowledges receipt of an executed copy of this Agreement.

5.10         Waiver

The Debtor waives the right to receive any verification statements, financing statements or financing change statements related to this Agreement.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above mentioned.

TIMMINS GOLD CORP.

By: ____________________________________
        Name:
        Title:

By:____________________________________
      Name:
      Title:
      I/We have authority to bind the corporation

SPROTT RESOURCE LENDING
PARTNERSHIP, by its managing partner,
Sprott Lending Consulting LP, by its general
partner, Sprott Lending Consulting GP Inc.

By:____________________________________
      Name:
      Title:

By:____________________________________
      Name:
      Title:
      I/We have authority to bind the corporation

SCHEDULE “A”
LOCATIONS OF COLLATERAL

San Francisco Mine
Cuauhtemoc final sin número
Estación Llano, Sonora
C.P. 84617
Mexico

Timmins Goldcorp Mexico, S.A. de C.V.
Blvd. Solidaridad No. 335
Local 3 de la Planta Baja Edificio “A”
Las Palmas Centro de Negocios
Colonia Paseo del Sol
Hermosillo, Sonora
Mexico

Timmins Gold Corp.
Suite 520-609 Granville Street
Vancouver, British Columbia, V7Y 1G5
Canada

SCHEDULE “B”
FINANCING STATEMENT

Jurisdiction:	British Columbia
Registration Number:	163920G
Registration Date:	May 26, 2011
Expiry Date:	May 26, 2013
Secured Party:	Sprott Resource Lending Partnership
Debtor:	Timmins Gold Corp.

Collateral Description: All present and after acquired personal property, and without limitations, all fixtures, crops and licences.

Registering Party:	Vector Corporate Finance Lawyers
1040 – 999 West Hastings Street
Vancouver, British Columbia
V6C 2W2